UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From _____ to ____

Commission File Number 001-37845

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The One Microsoft Puerto Rico Retirement Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the required information outlined as Items 1-3 of the Form 11-K, the statements of net assets available for benefits and the related statements of changes in net assets available for benefits as of and for the years ended December 31, 2023 and 2022, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

One Microsoft Puerto Rico Retirement Plan

Date:	June 25, 2024	/s/ HERBERT LEWY
Herbert Lewy
General Manager

Date:	June 25, 2024	/s/ VIVIAN MARTINEZ
Vivian Martinez
Controller

APPENDIX 1

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022;

NOTES TO FINANCIAL STATEMENTS; AND

SUPPLEMENTAL SCHEDULE AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2023

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2023 and 2022	3

Notes to Financial Statements	4

Supplemental Schedule:

Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2023	9

Exhibit:

Consent of Independent Registered Public Accounting Firm

NOTE:	All other schedules required by Section 2520.103‑10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the One Microsoft Puerto Rico Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the One Microsoft Puerto Rico Retirement Plan (the “Plan”) as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Seattle, Washington

June 25, 2024

We have served as the auditor of the Plan since 1999.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2023	2022

ASSETS
Investments, at fair value	$31,194,274	$25,538,105
Receivables:
Participant loans	215,277	326,306
Participant contributions	18,595	27,154
Employer contributions	6,076	9,020
Interest and other	792	841

Total receivables	240,740	363,321

NET ASSETS AVAILABLE FOR BENEFITS	$31,435,014	$25,901,426

Refer to accompanying notes.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,	2023	2022

ADDITIONS
Net investment income (loss):
Interest and dividends	$415,386	$314,502
Net increase (decrease) in fair value of investments	5,757,926	(7,482,099)

Net investment income (loss)	6,173,312	(7,167,597)

Contributions:
Participant contributions	1,214,881	1,451,461
Rollover contributions	130,891	7,149
Employer contributions	380,924	411,118

Total contributions	1,726,696	1,869,728

Interest income on participant loans	14,173	13,592

Total additions (deductions)	7,914,181	(5,284,277)

DEDUCTIONS
Benefits paid to participants	2,379,718	2,729,465
Administrative expenses	875	1,375

Total deductions	2,380,593	2,730,840

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	5,533,588	(8,015,117)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	25,901,426	33,916,543

End of year	$31,435,014	$25,901,426

Refer to accompanying notes.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF THE PLAN AND ACCOUNTING POLICIES

Plan Description

The One Microsoft Puerto Rico Retirement Plan (the “Plan”), a defined contribution retirement plan, is sponsored by the following participating employers: Microsoft Operations Puerto Rico, LLC, Microsoft Caribbean, Inc., and Microsoft Retail Store-Puerto Rico, LLC (collectively, the “Sponsors”). The Sponsors are wholly-owned subsidiaries of Microsoft Corporation. The Plan year is January 1 through December 31. The Plan is administered by the Administrative Committee (the “Plan Administrator”) and subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and Puerto Rico income tax laws. The Plan’s trustee and recordkeeper is Banco Popular de Puerto Rico – Fiduciary Services Division (“Banco Popular de Puerto Rico”). The information below summarizes certain aspects of the Plan as in effect during 2023 and 2022, and is intended to be a summary only. Plan participants should refer to the Summary Plan Description for more complete information.

Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Certain prior year amounts have been recast to conform with current year presentation.

Eligibility

Regular and retail services employees of participating employers who are on the Sponsors’ payroll, have reached age 18, and are residents of Puerto Rico may enroll in the Plan at any time. Eligible employees may become a participant in the Plan immediately on their hire date since there is no service requirement to become a Plan participant.

Eligible Compensation

Eligible compensation represents total compensation paid to participants that is included in income for income tax purposes, excluding car allowance, Christmas bonus, severance package, relocation package, signing bonus, rewards, and recognitions.

Contributions

Participant Contributions

Participants may contribute to the Plan on a pre-tax basis using eligible compensation each pay period. Participants reaching age 50 or older by the end of the Plan year may also elect to make additional catch-up contributions to the Plan on a pre-tax basis. Additionally, participants may make contributions on an after-tax basis which may not exceed 10 percent of the aggregate compensation paid to the employee during all the years they have been a Plan participant. Participants may also choose to make rollover contributions representing distributions from other Puerto Rico qualified plans. All contributions are subject to certain Puerto Rico Internal Revenue Code (“PRIRC”) limitations and the limitations set forth in the Plan document.

Effective July 2016, the investment of new contributions or transfer of existing account holdings into Microsoft Common Stock within the Plan was discontinued. Participant accounts with existing Microsoft Common Stock can retain those holdings, and dividends on Microsoft Common Stock can continue to be reinvested.

Participant contributions are recorded when withheld.

Employer Contributions

The Sponsors provide participants with a matching contribution on eligible pre-tax contributions up to 50 percent of the amount of the participant’s contribution. The maximum participant contribution amount eligible to be matched is 6 percent of eligible compensation as defined by the Plan. Participants do not receive a match on after-tax contributions.

Employer matching contributions are recorded when participant contributions are withheld.

Participant Accounts

Each participant’s account is credited with (a) participant contributions and employer contributions, and (b) the allocation of Plan earnings and expenses, based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All amounts in participant accounts are participant-directed. Participants may invest in various instruments including common stock and mutual funds.

Vesting

Participants are fully vested in Plan accounts at all times.

Distributions

Active participants may take a withdrawal from the Plan in the event of a financial hardship. A hardship withdrawal is limited to pre-tax and catch-up contribution accounts. A hardship withdrawal will generally result in a twelve-month suspension of pre-tax and after-tax contributions to the Plan.

In September 2022, the Plan adopted the provision to allow financial hardship in-service withdrawals as provided in the Puerto Rico Treasury Department (“PRTD”) Circular Letter No. 22-13 for participants affected by Hurricane Fiona. The eligible period for the financial hardship in-service withdrawals ended on December 31, 2022. During 2022, in-service withdrawals related to the amendment were $527,613, of which $22,625 were tax withholdings directly remitted to the PRTD.

After reaching age 59 ½, active participants may withdraw all, or any portion, of the balance in their accounts, including withdrawals from their rollover and after-tax account types within the Plan, without meeting one of the hardship criteria.

Distributions, in full or any portion, may also occur if the participant terminates employment, retires, becomes permanently disabled, or dies. Distributions of investments are in the form of cash and are normally made in a lump-sum, unless periodic payments are elected (monthly, quarterly, semiannual, or annual installments of substantially equal amounts over a period not to exceed 10 years). There were no participants who elected to withdraw from the Plan that had not yet been paid as of December 31, 2023 or 2022.

Administrative Expenses

Plan administrative expenses are paid by the Sponsors to the extent not paid or offset by the Plan, as provided in the Plan document. Participants are responsible for fees associated with certain transactions such as loan originations and maintenance.

Plan Amendment and Termination

The Sponsors have the right to amend or terminate the Plan. If the Plan is terminated, all account balances will be distributed in the form and manner determined by the Plan Administrator.

Risks and Uncertainties

The Plan utilizes various investment instruments, including common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, including systemic market disruptions and geopolitical events, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results and outcomes may differ from management’s estimates and assumptions due to risks and uncertainties. The Plan has no contingent assets or liabilities for any periods presented in these financial statements.

Valuation of Investments and Income (Loss) Recognition

Investments are recorded at fair value. Security transactions are accounted for as of the trade date. Dividend income is recorded on the ex-dividend date, and interest income is recorded as earned. Net increase (decrease) in fair value of investments includes the Plan’s gains and losses on investments bought, sold, and held during the year.

Participant Loans

Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, and participant loans deemed distributed due to default are included in benefits paid to participants on the statements of changes in net assets available for benefits.

NOTE 2 — FINANCIAL INSTRUMENTS

The Plan accounts for certain assets at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Plan categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•
Level 1 – inputs are based upon unadjusted quoted prices for identical instruments in active markets. The Plan’s Level 1 investments primarily include mutual funds, Microsoft Common Stock, and money market funds.
•
Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit spreads, foreign exchange rates, and forward and spot prices for currencies and commodities. The Plan’s Level 2 investments consist of time deposits.
•
Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. As of December 31, 2023 and 2022, the Plan did not hold any financial instruments categorized as Level 3.

Mutual funds and money market funds are valued at the closing price as reported by the fund. Common stocks are valued at the closing price reported on the active markets on which the individual securities are traded.

Financial Instruments Measured at Fair Value

December 31, 2023	Level 1	Level 2	Total

Mutual funds	$25,142,131	$0	$25,142,131
Microsoft Common Stock	5,292,387	0	5,292,387
Money market funds	706,615	0	706,615
Other	0	53,141	53,141

Total	$31,141,133	$53,141	$31,194,274

December 31, 2022	Level 1	Level 2	Total

Mutual funds	$20,983,222	$0	$20,983,222
Microsoft Common Stock	3,751,744	0	3,751,744
Money market funds	741,733	0	741,733
Other	0	61,406	61,406

Total	$25,476,699	$61,406	$25,538,105

NOTE 3 — PARTICIPANT LOANS

Participants may borrow from their accounts up to a maximum loan amount equal to the lesser of (a) 50 percent of the vested account balance; or (b) $50,000, reduced by: (1) the current outstanding balance of all other loans from the Plan, and (2) the excess (if any) of all Plan loans during the previous 12 months over the current outstanding balance of Plan loans. The minimum amount that a participant can borrow is $500. Participants are limited to two loans outstanding at a time – one Primary Residence Loan and one General Purpose Loan. Subject to approval of the Plan Administrator and a natural disaster (as defined in the Plan document), participants may also have an Emergency Loan outstanding.

The term of a Primary Residence Loan may not exceed 15 years. The term of a General Purpose Loan may not exceed five years or be less than 12 months. The interest rate for participant loans is one percent over the prime rate, determined on a monthly basis. The range of interest rates for outstanding Primary Residence Loans as of December 31, 2023 was 4.25 percent to 9.50 percent, maturing at various dates through September 2038. The range of interest rates for outstanding General Purpose Loans as of December 31, 2023 was 4.25 percent to 9.50 percent, maturing at various dates through September 2028. There were no Emergency Loans outstanding as of December 31, 2023 or 2022.

Loan repayments are made through after-tax payroll deductions. Terminated employees generally have 90 days to elect to continue to make loan repayments or pay off the loan in full. Failure of the terminated employee to establish a loan repayment schedule or payoff the loan in full during this 90-day window generally results in a default of the loan, which is taxable income to the participant.

NOTE 4 — TAX STATUS

The PRTD has determined and informed the Plan, by a letter dated June 2, 2014, that the Plan is qualified as a tax-exempt plan under the appropriate sections of the PRIRC. The determination letter covered Plan amendments adopted through April 1, 2013. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the PRIRC. Therefore, the Plan is tax-exempt as of the financial statement date and no provision for income taxes has been recorded in the financial statements.

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS

Exempt Party-In-Interest Transactions

Plan investments include time deposits with Banco Popular de Puerto Rico; therefore, these transactions qualify as party-in-interest transactions.

Microsoft Corporation is the parent company of the Sponsors. Accordingly, transactions in Microsoft Common Stock qualify as exempt party-in-interest transactions. As of December 31, 2023 and 2022, the Plan held 14,074 shares of Microsoft Common Stock valued at $5,292,387 and 15,644 shares valued at $3,751,744, respectively. For the years ended December 31, 2023 and 2022, the Plan recorded Microsoft Common Stock dividend income of $40,305 and $44,567, respectively.

Participant loans, which are secured by the vested balances in the participants’ accounts, also qualify as party-in-interest transactions.

Nonexempt Party-In-Interest Transactions

In certain instances, the Plan remitted various participant contributions to Banco Popular de Puerto Rico later than required under Department of Labor Regulation 2510.3-102. To remediate these late remittances, the impacted participant accounts were credited by an amount representing investment income that would have been earned had the participant contributions been remitted on a timely basis. During 2022, late contributions of $35,897 occurred and were remediated, resulting in credits to participant accounts of $83. There were no late contributions in 2023.

NOTE 6 — RELATED PARTY TRANSACTIONS

Certain general and administrative expenses are paid by the Sponsors on behalf of the Plan. During the years ended December 31, 2023 and 2022, these expenses amounted to $91,657 and $85,906, respectively, which are not included in the Plan’s statements of changes in net assets available for benefits.

NOTE 7 — SUBSEQUENT EVENTS

Effective April 1, 2024, Microsoft Caribbean, Inc. became the Plan's sole sponsor. Effective June 30, 2024, Microsoft Operations Puerto Rico, LLC and Microsoft Retail Store-Puerto Rico, LLC will cease to be participating employers in the Plan.

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

Employer ID No: 98-0459037, Plan No: 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Cost*	Current Value

MUTUAL FUNDS

American New Perspective Fund - Class R-4	Registered Investment Company		$1,149,263
BlackRock Total Return Fund	Registered Investment Company		1,527,676
Columbia Small Cap Index Fund - Class A	Registered Investment Company		1,034,465
MFS Research International Fund - Class A	Registered Investment Company		162,744
T Rowe Price Growth Stock Fund - Advisor Class	Registered Investment Company		3,452,416
T Rowe Price Retirement 2010 Fund - Advisor Class	Registered Investment Company		298,181
T Rowe Price Retirement 2015 Fund - Advisor Class	Registered Investment Company		23,627
T Rowe Price Retirement 2020 Fund - Advisor Class	Registered Investment Company		1,363,714
T Rowe Price Retirement 2025 Fund - Advisor Class	Registered Investment Company		368,771
T Rowe Price Retirement 2030 Fund - Advisor Class	Registered Investment Company		4,028,839
T Rowe Price Retirement 2035 Fund - Advisor Class	Registered Investment Company		1,038,822
T Rowe Price Retirement 2040 Fund - Advisor Class	Registered Investment Company		3,740,991
T Rowe Price Retirement 2045 Fund - Advisor Class	Registered Investment Company		1,178,360
T Rowe Price Retirement 2050 Fund - Advisor Class	Registered Investment Company		1,425,425
T Rowe Price Retirement 2055 Fund - Advisor Class	Registered Investment Company		534,448
T Rowe Price Retirement 2060 Fund - Advisor Class	Registered Investment Company		304,294
T Rowe Price Retirement Income - Advisor Class	Registered Investment Company		261,086
Vanguard Windsor II Fund Investor Shares	Registered Investment Company		3,210,637
Western Asset Core Bond Fund	Registered Investment Company		38,372

PLAN SPONSOR STOCK

Microsoft Corporation **	Common Stock		5,292,387

MONEY MARKET FUNDS

Federated Trust for U.S. Treasury Obligations Fund - Institutional Shares	Registered Investment Company		706,615

TIME DEPOSITS

Banco Popular de Puerto Rico ** Interest 4.869% as of December 31, 2023			53,141

Participant Loans ** Interest 4.25% - 9.50%, maturing through September 2038			215,277

Total			$31,409,551

*	Information not presented because investments are participant directed
**	Party-in-interest